Mail Stop 3010

February 18, 2010

<u>VIA U.S. MAIL AND FAX (248) 592-6203</u>

Mr. Richard J. Smith
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

      Re: Ramco-Gershenson Properties Trust
              Form 10-K for the year ended December 31, 2008
              Filed March 11, 2009
              File No. 001-10093

Dear Mr. Smith:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

              Sincerely,

              Jessica Barberich
              Assistant Chief Accountant